Exhibit 99.1

The Toronto-Dominion Bank

ANNUAL INFORMATION FORM

December 3, 2014

Documents Incorporated by Reference

Portions of this Annual Information Form (“AIF”) are disclosed in the annual consolidated financial statements (the “Annual Financial Statements”) and management’s discussion and analysis of the Bank (as defined below) for the year ended October 31, 2014 (the "2014 MD&A") and are incorporated by reference into this AIF.

	Page	Page / Incorporated
	Reference	by Reference From
	Annual	Annual
	Information	Financial	2014
	Form	Statements	MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4		3-31

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		4-8	17-31
Investment in TD Ameritrade		61, 87-88	27, 64, 99
Competition			67
Intangible Properties		20, 63-64
Average Number of Employees	5
Lending			37-50, 74-84
Social and Environmental Policies			99
Risk Factors	5		65-99

DIVIDENDS
Dividends per Share for the Bank	6
Dividends for TD Ameritrade	6
Dividend Policy and Restrictions for The Toronto-Dominion Bank		68-71	55

CAPITAL STRUCTURE
Common Shares	7	69
Preferred Shares	7	69-71
Constraints	8
Ratings	8

MARKET FOR SECURITIES OF THE BANK
Market Listings	11
Trading Price and Volume	11
Prior Sales	13

DIRECTORS AND OFFICERS
Directors and Board Committees of the Bank	14
Audit Committee	17
Additional Information Regarding the Audit Committee and Shareholders'	18
Auditor
Executive Officers of the Bank	19
Shareholdings of Directors and Executive Officers	21
Additional Disclosure for Directors and Executive Officers	21
Pre-Approval Policies and Shareholders’ Auditor Service Fees	21

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings	22
Regulatory Actions	22

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS	23

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	23
Co-transfer Agent and Registrar	23

INTERESTS OF EXPERTS	23

ADDITIONAL INFORMATION	24

APPENDIX "A" – Intercorporate Relationships

APPENDIX "B" – Audit Committee Charter

Unless otherwise specified, this AIF presents information as at October 31, 2014.

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management's Discussion and Analysis ("2014 MD&A") under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; changes to accounting policies and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank (the “Bank” or “TD”) and its subsidiaries are collectively known as “TD Bank Group”. The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act (Canada) (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among the Bank and its principal subsidiaries is provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2014, TD was the second largest Canadian bank in terms of market capitalization. TD Bank Group is the sixth largest bank in North America by branches and serves more than 23 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.) and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.4 million active online and mobile customers. TD had CDN$945 billion in assets on October 31, 2014. The Toronto-Dominion Bank trades under the symbol "TD" on each of the Toronto Stock Exchange and the New York Stock Exchange.

For additional information on TD’s businesses, see the descriptions provided below and on pages 17 to 31 of the 2014 MD&A.

Developments in the Canadian Business

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

On August 5, 2013, the Bank completed the acquisition of substantially all of the consumer private label credit card portfolio of HSBC Retail Services Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc.

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada.

On December 27, 2013, the Bank, Aimia Inc. ("Aimia"), and the Canadian Imperial Bank of Commerce ("CIBC") closed a transaction under which the Bank acquired approximately 50% of CIBC's existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank became the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, on January 1, 2014.

Development of TD Bank, America’s Most Convenient Bank®

TD Bank, N.A., operating under the brand name TD Bank, America's Most Convenient Bank®, is one of the 10 largest banks in the U.S. and provides customers with a full range of financial products and services at more than 1,300 convenient locations located from Maine to Florida. TD Bank, N.A. is a wholly-owned subsidiary of the Bank.

On March 13, 2013, the Bank, through its subsidiary TD Bank USA, N.A., acquired substantially all of Target Corporation’s (“Target”) existing U.S. Visa and private label credit card portfolios, with a gross outstanding balance of US$5.8 billion. TD Bank USA, N.A. also entered into a seven-year program agreement under which it became the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target's U.S. customers.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation, including its wholly-owned subsidiary Epoch Investment Partners, Inc. (“Epoch”), a New York-based asset management firm. Epoch was acquired for cash consideration of US$674 million.

Investment in TD Ameritrade

The Bank has an investment in TD Ameritrade Holding Corporation (“TD Ameritrade”), a leading provider of securities brokerage services and related technology-based financial services to retail investors, traders and independent registered investment advisors. TD Ameritrade provides its services predominantly through the Internet, a national branch network and relationships with independent registered investment advisors. TD Ameritrade is a U.S. publicly-traded company and its common shares are listed on the New York Stock Exchange. As of October 31, 2014, the Bank owned approximately 40.97% of the outstanding voting securities of TD Ameritrade. Additional information concerning TD Ameritrade may be found on the U.S. Securities and Exchange Commission’s EDGAR system (“EDGAR”) at www.sec.gov. The Bank’s investment in TD Ameritrade is subject to a Stockholders Agreement that contains provisions relating to governance, board composition, stock ownership, transfers of shares, voting and other matters.

DESCRIPTION OF THE BUSINESS

Descriptions of TD’s significant business segments and related information are provided on pages 3 and 17 to 31 of the 2014 MD&A.

Average Number of Employees

TD had an average of 81,137 full-time equivalent employees for fiscal 2014.

Risk Factors

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks, which are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. An explanation of the types of risks facing the Bank and its businesses and the ways in which the Bank manages them can be found under the heading “Risk Factors and Management” on pages 65 to 99 of the 2014 MD&A, which is incorporated by reference.

DIVIDENDS

Dividends per Share for the Bank (October 31st year-end)

Type of Shares	2014	2013	2012
Common Shares[1]	$1.84	$1.62	$1.45
Preferred Shares
Series O2	$1.21	$1.21	$1.21
Series P	$1.31	$1.31	$1.31
Series Q	$1.40	$1.40	$1.40
Series R	$1.40	$1.40	$1.40
Series S3	$0.84	$1.15	$1.25
Series T3	$0.63	$0.16	–
Series Y4	$0.89	$1.28	$1.28
Series Z4	$0.65	–	–
Series AA5	$0.31	$1.25	$1.25
Series AC5	$0.35	$1.40	$1.40
Series AE6	$0.78	$1.56	$1.56
Series AG6	$0.78	$1.56	$1.56
Series AI7	$1.17	$1.56	$1.56
Series AK7	$1.17	$1.56	$1.56
Series 1[8]	$0.40	–	–
Series 3[9]	$0.24	–	–

Notes:

1	The common share dividend amounts disclosed in the chart have been adjusted to reflect the issuance of additional common shares as a result of the Bank's January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split.
2	On October 31, 2014, the Bank redeemed all of its 17 million outstanding Class A First Preferred Shares, Series O.
3	On July 31, 2013, the Bank converted 4.6 million of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S on a one-for-one basis into Non-Cumulative Floating Rate Preferred Shares, Series T of the Bank.
4	On October 31, 2013, the Bank converted 4.5 million of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series Z of the Bank.
5	On January 31, 2014, the Bank redeemed all of its 10 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AA and all of its 8.8 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AC.
6	On April 30, 2014, the Bank redeemed all of its 12 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AE and all of its 15 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AG.
7	On July 31, 2014, the Bank redeemed all of its 11 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AI and all of its 14 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AK.
8	On June 4, 2014, the Bank issued 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1.
9	On July 31, 2014, the Bank issued 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3.

Dividends for TD Ameritrade
(September 30th year-end)

TD Ameritrade declared a US$0.12 per share quarterly cash dividend on its common stock during each quarter of its 2014 fiscal year. TD Ameritrade also declared and paid a US$0.50 per share special cash dividend on its common stock during the first quarter of its 2014 fiscal year. On October 28, 2014, TD Ameritrade declared a US$0.15 per share quarterly cash dividend on its common stock for the first quarter of its 2015 fiscal year, payable on November 20, 2014 to all holders of record of TD Ameritrade common stock as of November 6, 2014, The payment of any future dividends will be at the discretion of TD Ameritrade’s board of directors and will depend upon a number of factors that its board of directors deems relevant, including future earnings, the success of TD Ameritrade’s business activities, capital requirements, the general financial condition and future prospects of its business, and general business conditions.

CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares.

In accordance with capital adequacy requirements adopted by the Office of the Superintendent of Financial Institutions (Canada) ("OSFI"), in order to qualify as Tier 1 Capital under Basel III, non-common capital instruments issued by the Bank after January 1, 2013, including Preferred Shares (as defined below), must include a non-viability contingent capital feature (the "NVCC Provisions"), under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government in Canada (each, a "trigger event").

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. Subject to the restrictions set out under “Constraints” below, holders of common shares are entitled to vote at all meetings of the shareholders of the Bank, except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

The Preferred Shares of each series rank on a parity with every other series of Preferred Shares, and all Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank, provided that a trigger event has not occurred as contemplated under the NVCC Provisions applicable to a series of Preferred Shares. In the event of a trigger event occurring under the NVCC Provisions, the existing priority of the Preferred Shares of the affected series will not be relevant as all Preferred Shares of such series will be converted into common shares of the Bank and, upon conversion, will rank on a parity with all other common shares of the Bank.

There are no voting rights attaching to the Preferred Shares except to the extent provided in any series or by the Bank Act. The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares, or (ii) any additional series of Preferred Shares, unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

In the event of the liquidation, dissolution or winding-up of the Bank, provided that a trigger event has not occurred as contemplated under the NVCC Provisions applicable to a series of Preferred Shares, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive, to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $12 billion or more. A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a Canadian chartered bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any share of the Bank to, and the exercise in person or by proxy of any voting rights attached to any share of the Bank that is beneficially owned by, Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty, in either of those rights, or to the government of a foreign country or any political subdivision thereof, or any agent or agency of a foreign government. Notwithstanding the foregoing, the Minister of Finance of Canada may approve the issue of shares of a bank, including the Bank, to an agent that is an “eligible agent”, which is defined as an agent or agency of Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country: (i) whose mandate is publicly available; (ii) that controls the assets of an investment fund in a manner intended to maximize long-term risk-adjusted returns and Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country contributes to the fund or the fund is established to provide compensation, hospitalization, medical care, annuities, pensions or similar benefits to natural persons; and (iii) whose decisions with respect to the assets of the fund referred to in (ii) above are not influenced in any significant way by Her Majesty in right of Canada or of the province or the government of the foreign country or the political subdivision. The application for this approval would be made jointly by the Bank and the eligible agent.

Ratings

Credit ratings are important to the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs for the Bank and reduce access to capital markets. Rating downgrades may also affect the Bank’s ability to enter into normal course derivative transactions and/or require the Bank to post additional collateral for the benefit of its trading counterparties. The Bank regularly reviews the level of increased collateral that would be required in the event of rating downgrades and holds liquid assets to cover additional collateral required in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Additional information relating to credit ratings is provided under the heading “Liquidity Risk” in the “Managing Risk” section starting on page 88 of the 2014 MD&A.

As at October 31, 2014

	DBRS	Moody’s Investors Service	Standard & Poor’s
Long Term Debt (deposits)	AA	Aa1	AA-
Short Term Debt (deposits)	R-1 (high)	P-1	A-1+
Tier 2B Subordinated Debt	AA (low)	A1	A
Tier 2A Subordinated Debt		A2	A-
Preferred Shares	Pfd-2 (high)	A3	P-2 (high)
Preferred Shares (Non-viability Contingent Capital)	Pfd-2	A3	P-2
Outlook	Stable	Negative	Negative

Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating agency. Credit ratings and outlooks provided by the rating agencies reflect their views and are subject to change from time to time, based on a number of factors, including the Bank’s financial strength, competitive position and liquidity as well as factors not entirely within the Bank’s control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

The Bank has made payments in the ordinary course to the rating agencies listed above in connection with the assignment of ratings on the securities of the Bank. In addition, the Bank has made customary payments in respect of certain other services provided to the Bank by the applicable rating agencies during the last two years.

We note that the following descriptions of the ratings categories prepared by the respective rating agencies are provided solely in order to satisfy requirements of Canadian law and do not constitute an endorsement by the Bank of the ratings categories or of the application by the respective rating agencies of their criteria and analyses. A description of the rating categories of each of the rating agencies, obtained from the respective rating agency’s public website, is set out below.

Description of ratings, as disclosed by DBRS on its public website

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligations has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. AA: Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.

The DBRS® short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. R-1 (high): Highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

The DBRS® preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the middle of the category. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category.

Description of ratings, as disclosed by Moody’s Investors Service on its public website

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are judged to be upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s assigns provisional ratings to medium-term note (MTN) programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes). MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating.

Moody’s short-term ratings are assigned to obligations which an original maturity of thirteen months or less and reflect the likelihood of a default on contractually promised payments. P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

Description of ratings, as disclosed by Standard & Poor’s on its public website

A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

A long-term obligation rated 'AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

The Standard & Poor's Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. A Standard & Poor's preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of Standard & Poor's. A Canadian preferred share rating of P-2(high) and P-2 corresponds to global scale preferred share rating of BBB+ and BBB, respectively.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. The Bank’s preferred shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities in the past year is set out in the tables below:

	TORONTO STOCK EXCHANGE
	Common Shares[1]	Preferred Shares (Series O – Y)
		Series O2	Series P	Series Q	Series R	Series S	Series T	Series Y
November 2013
High Price($)	49.23	25.66	26.37	26.65	26.68	25.29	25.22	25.59
Low Price($)	47.39	25.15	25.89	26.17	26.15	24.62	25.11	24.85
Volume(‘000)	55,035	242	51	95	89	82	496	263
December 2013
High Price($)	50.28	25.75	26.34	26.56	26.67	25.51	25.20	25.50
Low Price($)	46.87	25.15	25.90	26.27	26.26	24.87	25.02	24.95
Volume(‘000)	70,658	154	65	70	201	83	342	108
January 2014
High Price($)	49.73	25.45	26.18	26.42	26.35	25.32	25.20	25.29
Low Price($)	47.81	24.82	25.56	25.89	25.93	24.68	24.56	24.79
Volume(‘000)	69,320	199	131	87	74	108	308	338
February 2014
High Price($)	50.44	25.42	26.02	26.12	26.20	25.00	25.09	25.24
Low Price($)	47.35	25.15	25.77	25.93	26.02	24.70	24.70	24.77
Volume(‘000)	50,906	202	114	82	147	198	96	303
March 2014
High Price($)	52.00	25.65	26.22	26.44	26.46	25.22	25.09	25.49
Low Price($)	49.67	25.30	25.96	26.06	26.22	24.89	24.78	25.11
Volume(‘000)	52,893	164	85	78	93	120	150	485
April 2014
High Price($)	52.83	25.73	26.50	26.57	26.71	25.60	25.20	25.65
Low Price($)	50.60	25.25	25.85	26.16	26.28	25.06	24.70	25.21
Volume(‘000)	39,709	139	251	208	109	144	241	253
May 2014
High Price($)	54.07	25.80	26.58	26.59	26.82	25.62	25.43	25.87
Low Price($)	51.35	25.25	26.26	26.30	26.40	24.85	25.08	25.10
Volume(‘000)	38,406	365	77	314	236	133	84	107
June 2014
High Price($)	55.47	25.76	26.45	26.50	26.64	25.40	25.45	25.55
Low Price($)	53.77	25.30	26.17	26.25	26.34	24.92	25.07	25.11
Volume(‘000)	47,344	162	66	77	218	215	76	118
July 2014
High Price($)	57.68	25.60	26.50	26.47	26.58	25.50	25.44	25.59
Low Price($)	54.60	25.27	25.92	26.12	26.20	25.08	25.20	25.35
Volume(‘000)	45,972	115	82	62	60	50	63	214

	TORONTO STOCK EXCHANGE
	Common Shares[1]	Preferred Shares (Series O – Y)
		Series O2	Series P	Series Q	Series R	Series S	Series T	Series Y
August 2014
High Price($)	58.20	25.45	26.40	26.32	26.46	25.49	25.69	25.60
Low Price($)	55.31	25.22	25.96	26.26	26.26	25.31	25.20	25.41
Volume(‘000)	41,747	79	76	46	47	51	55	44
September 2014
High Price($)	57.97	25.35	26.14	26.49	26.45	25.99	25.71	25.71
Low Price($)	54.37	25.15	25.85	26.12	26.29	25.22	25.20	25.43
Volume(‘000)	60,075	535	172	222	101	38	81	52
October 2014
High Price($)	55.74	25.32	26.10	26.35	26.45	25.44	25.52	25.53
Low Price($)	50.11	24.97	25.65	25.92	26.00	25.15	25.26	25.25
Volume(‘000)	64,275	581	94	61	55	232	52	52

Notes:

1	The common share amounts disclosed in the chart have been adjusted to reflect the issuance of additional common shares as a result of the Bank's January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split.
2	On October 31, 2014, the Bank redeemed all of its 17 million outstanding Class A First Preferred Shares, Series O.

	TORONTO STOCK EXCHANGE
	Preferred Shares (Series Z – 3)
	Series Z	Series AA1	Series AC1	Series AE2	Series AG2	Series AI3	Series AK3	Series 1[4]	Series 3[5]
November 2013
High Price($)	25.25	25.35	25.34	25.62	25.64	25.97	25.91	–	–
Low Price($)	24.98	25.12	25.18	25.42	25.42	25.62	25.65	–	–
Volume(‘000)	949	187	152	198	271	132	208	–	–
December 2013
High Price($)	25.23	25.35	25.65	25.62	25.65	25.80	25.84	–	–
Low Price($)	25.02	25.21	25.28	25.43	25.40	25.60	25.62	–	–
Volume(‘000)	122	223	310	123	272	198	135	–	–
January 2014
High Price($)	25.19	25.29	25.32	25.65	25.64	25.84	25.87	–	–
Low Price($)	24.80	24.97	24.97	25.20	25.20	25.43	25.41	–	–
Volume(‘000)	231	455	244	355	465	193	175	–	–
February 2014
High Price($)	24.98	–	–	25.33	25.35	25.59	25.60	–	–
Low Price($)	24.75	–	–	25.23	25.23	25.40	25.44	–	–
Volume(‘000)	71	–	–	160	104	464	171	–	–
March 2014
High Price($)	24.95	–	–	25.50	25.44	25.68	25.69	–	–
Low Price($)	24.66	–	–	25.28	25.27	25.48	25.52	–	–
Volume(‘000)	74	–	–	471	436	257	234	–	–
April 2014
High Price($)	25.29	–	–	25.40	25.45	25.72	25.69	–	–
Low Price($)	24.82	–	–	24.97	24.97	25.25	25.25	–	–
Volume(‘000)	109	–	–	396	584	125	362	–	–

	TORONTO STOCK EXCHANGE
	Preferred Shares (Series Z – 3)
	Series Z	Series AA1	Series AC1	Series AE2	Series AG2	Series AI3	Series AK3	Series 1[4]	Series 3[5]
May 2014
High Price($)	25.43	–	–	–	–	25.38	25.37	–	–
Low Price($)	25.10	–	–	–	–	25.28	25.29	–	–
Volume(‘000)	66	–	–	–	–	222	284	–	–
June 2014
High Price($)	25.40	–	–	–	–	25.41	25.44	25.38	–
Low Price($)	24.97	–	–	–	–	25.28	25.29	24.85	–
Volume(‘000)	67	–	–	–	–	279	920	2,708	–
July 2014
High Price($)	25.36	–	–	–	–	25.42	25.43	25.60	25.08
Low Price($)	25.01	–	–	–	–	24.98	24.98	25.26	24.99
Volume(‘000)	53	–	–	–	–	648	695	1,473	1,013
August 2014
High Price($)	25.57	–	–	–	–	–	–	25.46	25.25
Low Price($)	25.18	–	–	–	–	–	–	25.27	24.99
Volume(‘000)	81	–	–	–	–	–	–	267	1,878
September 2014
High Price($)	25.64	–	–	–	–	–	–	25.40	25.29
Low Price($)	25.31	–	–	–	–	–	–	25.20	25.05
Volume(‘000)	59	–	–	–	–	–	–	329	894
October 2014
High Price($)	25.69	–	–	–	–	–	–	25.43	25.36
Low Price($)	25.30	–	–	–	–	–	–	24.97	24.95
Volume(‘000)	40	–	–	–	–	–	–	522	604

Notes:

1	On January 31, 2014, the Bank redeemed all of its 10 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AA and all of its 8.8 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AC.
2	On April 30, 2014, the Bank redeemed all of its 12 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AE and all of its 15 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AG.
3	On July 31, 2014, the Bank redeemed all of its 11 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AI and all of its 14 million outstanding Non-Cumulative 5-Year Rate Reset Preferred Shares, Series AK.
4	On June 4, 2014, the Bank issued 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 1.
5	On July 31, 2014, the Bank issued 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 3.

Prior Sales

In the most recently completed financial year, the Bank did not issue any shares that are not listed or quoted on a marketplace. For more information on the Bank’s subordinated debentures, please see Note 19 of the Annual Financial Statements for the year ended October 31, 2014.

DIRECTORS AND OFFICERS

Directors and Board Committees of the Bank

The following table sets forth, as at December 3, 2014, the directors of the Bank, their present principal occupation and business, municipality of residence and the date each became a director of the Bank.

Director Name Principal Occupation & Municipality of Residence	Director Since
William E. Bennett Corporate Director, and former President and Chief Executive Officer, Draper & Kramer, Inc. Chicago, Illinois, U.S.A.	May 2004
John L. Bragg Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited (food manufacturers) Collingwood, Nova Scotia, Canada	October 2004
Amy W. Brinkley Consultant, AWB Consulting, LLC (risk management and executive advising consulting firm) Charlotte, North Carolina, U.S.A.	September 2010
Colleen A. Goggins Corporate Director, and former Worldwide Chairman, Consumer Group, Johnson & Johnson Princeton, New Jersey, U.S.A.	March 2012
Mary Jo Haddad* Corporate Director and former President and Chief Executive Officer The Hospital for Sick Children Oakville, Ontario, Canada * Ms. Haddad was appointed to the Board on December 3, 2014	December 2014
David E. Kepler Executive Vice President, The Dow Chemical Company (chemicals, plastics and advanced materials manufacturer) Sanford, Michigan, U.S.A.	December 2013
Henry H. Ketcham Executive Chairman, West Fraser Timber Co. Ltd. (integrated forest products company) Vancouver, British Columbia, Canada	January 1999
Brian M. Levitt Chairman of the Board, The Toronto-Dominion Bank, and Vice-Chair, Osler, Hoskin & Harcourt LLP (law firm) Lac Brome, Quebec, Canada	December 2008
Alan N. MacGibbon Vice-Chair, Osler, Hoskin & Harcourt LLP (law firm) Oakville, Ontario, Canada	April 2014
Harold H. MacKay Counsel, MacPherson Leslie & Tyerman LLP (law firm) Regina, Saskatchewan, Canada	November 2004

Director Name Principal Occupation & Municipality of Residence	Director Since
Karen E. Maidment Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group Cambridge, Ontario, Canada	September 2011
Bharat B. Masrani Group President and Chief Executive Officer, TD Bank Group Toronto, Ontario, Canada	April 2014
Irene R. Miller Chief Executive Officer, Akim, Inc. (U.S. investment management and consulting firm) New York, New York, U.S.A.	May 2006
Nadir H. Mohamed Former President and Chief Executive Officer, Rogers Communications Inc. Toronto, Ontario, Canada	April 2008
Wilbur J. Prezzano Corporate Director, and retired Vice Chairman, Eastman Kodak Company Charleston, South Carolina, U.S.A.	April 2003
Helen K. Sinclair Chief Executive Officer, BankWorks Trading Inc. (broadcast and webcast services provider) Toronto, Ontario, Canada	June 1996

Except as disclosed below, all directors have had the same principal occupation for the past five years.

Ms. Goggins was the Worldwide Chairman, Consumer Group at Johnson & Johnson prior to March 2011. Ms. Haddad was the President and Chief Executive Officer of The Hospital for Sick Children prior to January 2014. Mr. Kepler was Executive Vice President, Business Services, Chief Sustainability Officer and Chief Information Officer at The Dow Chemical Company prior to October 2014. Mr. Ketcham was Chairman and Chief Executive Officer of West Fraser Timber Co. Ltd. prior to March 2013. Mr. Levitt was Non-Executive Co-Chair at Osler, Hoskin & Harcourt LLP from September 2012 to July 2014, Counsel at Osler, Hoskin & Harcourt LLP from January 2011 to September 2012, and Co-Chair at Osler, Hoskin & Harcourt LLP prior to January 2011. Prior to becoming Vice-Chair of Osler, Hoskin & Harcourt LLP in July 2014, Mr. MacGibbon was Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013, and Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012; Mr. MacGibbon was also Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013. Prior to commencing his current role as Group President and Chief Executive Officer of the Bank on November 1, 2014, Mr. Masrani was Chief Operating Officer of the Bank from July 2013 to October 31, 2014, and Group Head, U.S. Personal and Commercial Banking of the Bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. prior to July 2013. Mr. Mohamed was President and Chief Executive Officer of Rogers Communications Inc. prior to December 2013.

Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for March 26, 2015. Information concerning the nominees proposed for election as directors at the meeting will be contained in the management proxy circular of the Bank in respect of the meeting.

The following table sets forth the Committees of the Bank’s Board, the members of each Committee as at December 3, 2014 and each Committee’s key responsibilities.

Committee	Members	Key Responsibilities
Corporate Governance Committee	Brian M. Levitt (Chair) William E. Bennett Harold H. MacKay Karen E. Maidment Wilbur J. Prezzano

Responsibility for corporate governance of TD:

•     Set the criteria for selecting new directors and the Board’s approach to director independence;

•     Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders;

•     Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD;

•     Review and recommend the compensation of the non-management directors of TD;

•     Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

•     Facilitate the evaluation of the Board and Committees; and

•     Oversee an orientation program for new directors and continuing education for directors.

Human Resources Committee	Wilbur J. Prezzano (Chair) Amy W. Brinkley Mary Jo Haddad Henry H. Ketcham Brian M. Levitt Nadir H. Mohamed Helen K. Sinclair

Responsibility for management’s performance evaluation, compensation and succession planning:

•     Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human resource planning and compensation as set out in this Committee’s charter;

•     Set performance objectives for the CEO, which encourage TD’s long-term financial success and regularly measure the CEO’s performance against these objectives;

•     Recommend compensation for the CEO to the Board for approval, and determine compensation for certain senior officers in consultation with independent advisors;

•     Oversee a robust talent planning process that provides succession planning for the CEO role and other senior roles. Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO and periodically review TD’s organization structure for alignment with business objectives and succession planning requirements;

•     Oversee the selection, evaluation, development and compensation of other members of senior management; and

•     Produce a report on compensation for the benefit of shareholders, which is published in TD’s annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation.

Committee	Members	Key Responsibilities
Risk Committee	Karen E. Maidment (Chair) William E. Bennett Amy W. Brinkley Colleen A. Goggins David E. Kepler Harold H. MacKay Helen K. Sinclair

Supervising the management of risk of TD:

•     Approve the Enterprise Risk Framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which TD is exposed;

•     Review and recommend TD’s Risk Appetite Statement and related metrics for approval by the Board and monitor TD’s major risks as set out in the Enterprise Risk Framework;

•     Review TD’s risk profile against risk appetite metrics; and

•     Provide a forum for “big-picture” analysis of an enterprise view of risk including considering trends and emerging risks.

Audit Committee	William E. Bennett* (Chair) John L. Bragg Alan N. MacGibbon* Karen E. Maidment* Irene R. Miller*

Supervising the quality and integrity of TD’s financial reporting:

•     Oversee reliable, accurate and clear financial reporting to shareholders;

•     Oversee internal controls – the necessary checks and balances must be in place;

•     Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to this Committee;

•     Listen to the shareholders’ auditor, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluate the effectiveness and independence of each;

•     Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it as well as its own policies;

•     Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally-regulated financial institutions and insurance companies; and

•     Receive reports on and approve, if appropriate, certain transactions with related parties.

* Designated Audit Committee Financial Expert

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix “B”. The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements. Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations, including those particularly applicable to Audit Committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com).

As indicated in the table above, the members of the Committee are: William E. Bennett (chair), John L. Bragg, Alan N. MacGibbon, Karen E. Maidment and Irene R. Miller. The members of the Bank’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that each of Messrs. Bennett and MacGibbon and Mses. Maidment and Miller has the attributes of an Audit Committee financial expert as defined in the U.S. Sarbanes-Oxley Act; all committee members are financially literate and independent under the applicable listing standards of the New York Stock Exchange, the Committee charter, the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.

The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is Chair of the Bank’s Audit Committee. Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. He also previously served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago. Mr. Bennett currently serves as chair of the audit committees of the boards of TD Bank US Holding Company (the holding company of TD Bank, N.A. and TD Bank USA, N.A.) and Capital Power Corporation, and previously served as chair of the audit committee of the board of Nuveen Investments Bond and Mutual Funds. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago. Mr. Bennett is one of the Bank’s Audit Committee financial experts.

John L. Bragg is President, Founder and Co-Chief Executive Officer of Oxford Frozen Foods Limited and the owner and founder of Bragg Communications Inc. Mr. Bragg holds a Bachelor of Commerce degree and a Bachelor of Education degree from Mount Allison University.

Alan N. MacGibbon is Vice-Chair of Osler, Hoskin & Harcourt, LLP. Previously he was the Global Managing Director, Quality, Strategy and Communications for Deloitte Touche Tohmatsu Limited from June 2011 to September 2013. He was also the Managing Partner and Chief Executive of Deloitte LLP (Canada) from 2004 to June 2012, and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. He is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants Ontario. Mr. MacGibbon is one of the Bank’s Audit Committee financial experts.

Karen E. Maidment is a Corporate Director and former Chief Financial and Administrative Officer of BMO Financial Group. Ms. Maidment is the chair of the audit and risk committee of the board of TransAlta Corporation and a member of the audit and risk committee of the board of TD Ameritrade. She holds an undergraduate degree in commerce from McMaster University, is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants Ontario. Ms. Maidment is one of the Bank’s Audit Committee financial experts.

Irene R. Miller is the Chief Executive Officer of Akim, Inc. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Prior to joining Barnes & Noble, Inc. in 1991, she held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller is the chair of the audit and control committee of the board of Inditex S.A., and previously served as chair of the audit committees of the boards of Inditex, S.A., Coach, Inc., Oakley, Inc., The Body Shop International plc, and Benckiser N.V. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University. Ms. Miller is one of the Bank’s Audit Committee financial experts.

Additional Information Regarding the Audit Committee and Shareholders' Auditor

The Audit Committee oversees the financial reporting process at the Bank, including the work of the shareholder's independent external auditor, currently Ernst & Young LLP (“EY”). EY is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank's annual financial statements and reviews of the Bank's quarterly financial statements.

The Audit Committee is responsible for the annual recommendation of the appointment and oversight of the shareholders’ independent external auditor. The Audit Committee assesses the performance and qualification of the shareholders' auditor and submits its recommendation for appointment, or reappointment, to the Board of Directors for recommendation to the shareholders. The shareholders' auditor is then appointed by the shareholders, who vote on this matter at the Annual General Meeting.

At least annually, the Audit Committee evaluates the performance, qualifications, skills, resources (amount and type), and independence of the shareholders' auditor, including the lead partner, in order to support the Board of Directors in reaching its recommendation to appoint the shareholders' auditor. This annual evaluation includes an assessment of audit quality and service considerations such as: auditor independence, objectivity and professional skepticism; quality of the engagement team; and, quality of the communication and service provided by the shareholders' auditor. In the evaluation, the Audit Committee considers the nature and extent of communications received from the shareholders' auditor during the year, the responses from management and the Audit Committee to an annual questionnaire regarding the performance of, and interactions with, the shareholders' auditor.

EY was appointed as the shareholders' independent external auditor for the year ended October 31, 2014, in accordance with the Bank Act and the recommendation by the Audit Committee, and has been the Bank’s sole independent external auditor beginning with the year ended October 31, 2006. Prior to 2006, EY acted as joint auditors of the Bank.

Executive Officers of the Bank

The following individuals are executive officers of the Bank:

Executive Officer	Principal Occupation	Municipality of Residence
Riaz Ahmed	Group Head, Insurance, Credit Cards, and Enterprise Strategy, TD Bank Group	Oakville, Ontario, Canada
Norie C. Campbell	Group Head, Legal, Compliance, Anti-Money Laundering, Financial Crimes and Fraud Management, Enterprise Projects and General Counsel, TD Bank Group	Toronto, Ontario, Canada
Mark R. Chauvin	Group Head and Chief Risk Officer, TD Bank Group	Burlington, Ontario, Canada
W. Edmund Clark	Group President and Chief Executive Officer, TD Bank Group (until his retirement on October 31, 2014)	Toronto, Ontario, Canada
Theresa L. Currie	Group Head, Direct Channels, Technology, Marketing, and People Strategies, TD Bank Group	Toronto, Ontario, Canada
Robert E. Dorrance	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer and President, TD Securities	Toronto, Ontario, Canada
Timothy D. Hockey	Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group and President and Chief Executive Officer, TD Canada Trust	Toronto, Ontario, Canada
Colleen M. Johnston	Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group	Toronto, Ontario, Canada
Bharat B. Masrani	Group President and Chief Executive Officer, TD Bank Group (effective November 1, 2014)	Toronto, Ontario, Canada
Frank J. McKenna	Deputy Chair, TD Bank Group	Toronto, Ontario, Canada
Michael B. Pedersen	Group Head, U.S. Banking, TD Bank Group and President and Chief Executive Officer, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.	Bryn Mawr, Pennsylvania, U.S.A.

Except as disclosed below, all executive officers have had the same principal occupation for the past five years.

Prior to commencing his current Group Head role on July 1, 2013, Mr. Ahmed was Group Head, Corporate Development, Enterprise Strategy and Treasury, Corporate Office, TD Bank Group from May 27, 2010 to July 1, 2013, and Executive Vice President, Corporate Development, Group Strategy and Treasury and Balance Sheet Management, Corporate Office, TD Bank Financial Group prior to May 27, 2010.

Prior to commencing her current Group Head role on November 1, 2014, Ms. Campbell was Group Head, Legal, Compliance and Anti-Money Laundering, and General Counsel, TD Bank Group from April 15, 2013 to October 31, 2014, Executive Vice President, Legal, Corporate Office and General Counsel, TD Bank Group from November 1, 2011 to April 15, 2013, and Senior Vice President, Legal, Corporate Office and Assistant General Counsel, TD Bank Financial Group prior to November 1, 2011.

Prior to becoming a Group Head on May 27, 2010, Mr. Chauvin was Executive Vice President, Risk Management and Chief Risk Officer, Corporate Office, TD Bank Financial Group.

Prior to commencing her current Group Head role on November 1, 2014, Ms. Currie was Group Head, Direct Channels, Marketing, Corporate Shared Services, and People Strategies, TD Bank Group from April 15, 2013 to October 31, 2014, Group Head, Direct Channels, Corporate and People Strategies, Corporate Office, TD Bank Group from July 4, 2011 to April 15, 2013, Group Head, Marketing, Corporate and People Strategies, Corporate Office, TD Bank Group from November 1, 2010 to July 4, 2011, Group Head, Marketing, Corporate and Public Affairs, and People Strategies, Corporate Office, TD Bank Financial Group from May 27, 2010 to November 1, 2010 and Executive Vice President, Human Resource and Corporate and Public Affairs, Corporate Office, TD Bank Financial Group prior to May 27, 2010.

Prior to commencing his current Group Head role on July 1, 2013, Mr. Hockey was Group Head, Canadian Banking, Auto Finance and Credit Cards, TD Bank Group and President and Chief Executive Officer, TD Canada Trust from October 3, 2011 to July 1, 2013, and Group Head, Canadian Banking and TD Auto Finance, TD Bank Group and President and Chief Executive Officer, TD Canada Trust prior to October 3, 2011.

Prior to commencing her current Group Head role on April 15, 2013, Ms. Johnston was Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Group.

Prior to commencing his current role as Group President and Chief Executive Officer of the Bank on November 1, 2014, Mr. Masrani was Chief Operating Officer of the Bank from July 1, 2013 to October 31, 2014, and was Group Head, U.S. Personal and Commercial Banking of the Bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. prior to July 1, 2013.

Prior to commencing his current Group Head role on July 1, 2013, Mr. Pedersen was Group Head, Wealth Management, Insurance, and Corporate Shared Services, TD Bank Group from July 4, 2011 to July 1, 2013, Group Head, Wealth Management, Direct Channels, and Corporate Shared Services, TD Bank Group from November 1, 2010 to July 4, 2011, Group Head, Corporate Operations and Direct Channels, TD Bank Financial Group from May 27, 2010 to November 1, 2010 and Group Head, Corporate Operations, TD Bank Financial Group prior to May 27, 2010.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2014, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 3,245,398 of the Bank’s common shares, representing approximately 0.18% of the Bank’s issued and outstanding common shares on that date.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at December 3, 2014:

(i)	no director or executive officer of the Bank is, or was within the last ten years, a director or officer of a company (including the Bank) that:
(a)	was subject to an order (including a cease trade order or an order similar to a cease trade or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(c)	within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
(ii)	in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iii)	no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ independent external auditor and the fees paid to the shareholders’ independent external auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding services to be provided by the shareholders’ auditor, the Audit Committee considers the compliance with the policy and the provision of services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance, and whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the services performed by the shareholders’ auditor on a year-to-date basis, and details of any proposed assignments are presented to the Audit Committee for consideration and pre-approval, if appropriate.

Fees paid to the Bank’s current shareholders’ independent external auditor, EY, for the past three fiscal years are detailed in the table below.

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2014	2013	2012
Audit fees	$21,424	$19,649	$20,445
Audit-related fees	1,540	1,915	1,501
Tax fees	4,859	3,588	2,851
All other fees	1,073	933	976
Total	$28,896	$26,085	$25,773

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting and tax consultations, and attest services in connection with mergers, acquisitions and divestitures, including audit procedures related to opening balance sheet and purchase price allocation, application and general control reviews, attest services not required by statute or regulation, translation of financial statements and reports in connection with the audit or review, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

Tax fees comprise income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund, tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures, electronic and paper based tax knowledge publications, and tax planning, including transfer pricing matters.

All other fees include fees for insolvency and viability matters, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for audits of charitable organizations, reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, SEC-registered fund audits, benchmark studies, database services for tax compliance, and performance and process improvement services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

A description of certain legal proceedings to which the Bank is a party is set out under the heading “Litigation” in Note 29 of the Annual Financial Statements for the year ended October 31, 2014.

Regulatory Actions

From time to time, in the ordinary course of business, the Bank and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. During the past financial year, the Bank paid administrative filing fees relating to late filings to the Ontario Securities Commission (the "OSC") in the aggregate amount of $6,000 and TD Investment Services Inc. paid an administrative filing fee relating to late filings to the OSC in the aggregate amount of $5,000.*

*	National Instrument 14-101 Definitions limits the meaning of "securities legislation" to Canadian provincial and territorial legislation and "securities regulatory authority" to Canadian provincial and territorial securities regulatory authorities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at December 3, 2014, there were no directors or executive officers of the Bank, nor any associate or affiliate of a director or executive officer of the Bank, with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

CST Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

Telephone: 416-682-3860 or toll-free at 1-800-387-0825 (Canada and U.S. only)

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

Co-transfer Agent and Registrar

Computershare

P.O. Box 30170

College Station, Texas 77842-3170

or

211 Quality Circle, Suite 210

College Station, Texas 77845

Telephone: 1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

Website: www.computershare.com

INTERESTS OF EXPERTS

The Consolidated Financial Statements of the Bank for the year ended October 31, 2014 filed under National Instrument 51-102 – Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario. EY is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to Shareholders - Report on Financial Statements and Report on Internal Control Under Standards of the Public Company Accounting Oversight Board (United States). EY is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. EY is also independent with respect to the Bank within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities and options to purchase securities, in each case if applicable, is contained in the Bank’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof was the year ended October 31, 2014.

Appendix “A”

Intercorporate Relationships

PRINCIPAL SUBSIDIARIES[1]
(millions of Canadian dollars)		As at October 31, 2014
	Address of Head	Carrying value of shares
North America	or Principal Office[2]	owned by the Bank
Meloche Monnex Inc.	Montreal, Quebec	$1,548
Security National Insurance Company	Montreal, Quebec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Asset Management Inc.	Toronto, Ontario	563
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Auto Finance (Canada) Inc.	Toronto, Ontario	1,404
TD Auto Finance Services Inc.	Toronto, Ontario	1,310
TD Equipment Finance Canada Inc.	Oakville, Ontario	4
TD Financing Services Home Inc.	Toronto, Ontario	41
TD Financing Services Inc.	Toronto, Ontario	126
TD Investment Services Inc.	Toronto, Ontario	21
TD Life Insurance Company[3]	Toronto, Ontario	184
TD Mortgage Corporation	Toronto, Ontario	11,193
TD Pacific Mortgage Corporation	Vancouver, British Columbia
The Canada Trust Company	Toronto, Ontario
TD Securities Inc.	Toronto, Ontario	1,707
TD US P & C Holdings ULC	Calgary, Alberta	31,241
TD Bank US Holding Company	Cherry Hill, New Jersey
Epoch Investment Partners, Inc.	New York, New York
TD Bank USA, National Association	Wilmington, Delaware
TD Bank, National Association	Wilmington, Delaware
TD Auto Finance LLC	Farmington Hills, Michigan
TD Equipment Finance, Inc.	Cherry Hill, New Jersey
TD Private Client Wealth LLC	New York, New York
TD Wealth Management Services Inc.	Cherry Hill, New Jersey
TD Vermillion Holdings ULC	Calgary, Alberta	19,354
TD Financial International Ltd.	Hamilton, Bermuda
Canada Trustco International Limited	St. James, Barbados
TD Reinsurance (Barbados) Inc.	St. James, Barbados
Toronto Dominion International Inc.	St. James, Barbados
TD Waterhouse Canada Inc.	Toronto, Ontario	2,057
TDAM USA Inc.	Wilmington, Delaware	6
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	2,001
TD Holdings II Inc.	New York, New York
TD Securities (USA) LLC	New York, New York
Toronto Dominion (Texas) LLC	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
International
NatWest Personal Financial Management Limited	Leeds, England	119
NatWest Stockbrokers Limited	Leeds, England
TD Bank International S.A.	Luxembourg, Luxembourg	49
TD Bank N.V.	Amsterdam, The Netherlands	288
TD Ireland	Dublin, Ireland	1,039
TD Global Finance	Dublin, Ireland
TD Luxembourg International Holdings	Luxembourg, Luxembourg	5,569
TD Ameritrade Holding Corporation (40.97%)[4]	Omaha, Nebraska
TD Wealth Holdings (UK) Limited	Leeds, England	124
TD Direct Investing (Europe) Limited	Leeds, England
Toronto Dominion Australia Limited	Sydney, Australia	224
Toronto Dominion Investments B.V.	London, England	1,106
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	928
1		Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.
2		Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.
3		On November 1, 2014, CT Financial Assurance Company amalgamated with TD Life Insurance Company.
4		TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank does not control it. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank’s investment in TD Ameritrade Holding Corporation.

Appendix “B"

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank's Financial Reporting ~ ~

Main Responsibilities:

•     overseeing reliable, accurate and clear financial reporting to shareholders

•     overseeing internal controls - the necessary checks and balances must be in place

•     directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to the Committee

•     listening to the shareholders’ auditor, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluating the effectiveness and independence of each

•     overseeing the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies

•     acting as the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies

•     receiving reports on and approving, if appropriate, certain transactions with related parties

Independence is Key:

•     the Committee is composed entirely of independent directors

•     the Committee meets regularly without management present

•     the Committee has the authority to engage independent advisors, paid for by the Bank, to help it make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors.

In this Charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations, including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy. No member of the Committee may serve on more than three public company audit committees without the consent of the Corporate Governance Committee and the Board.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly appointed. A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual's financial sophistication, including being or having been an auditor, a chief executive officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation and access any officer, employee or agent of the Bank appropriate to fulfilling its responsibilities, including the shareholders’ auditor. The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties, and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet with the shareholders’ auditor and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below. The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor, the Chief Compliance Officer, the Global Anti-Money Laundering Officer and the shareholders’ auditor and to meeting on its own without members of management or the shareholders’ auditor. Any member of the Committee may make a request to the Chair for a Committee meeting or any part thereof to be held without management present. The Committee shall also meet with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank in the event OSFI directs that it meet with the Committee instead of the full Board.

To facilitate open communication between this Committee and the Risk Committee, and where the Chair of the Risk Committee is not a member of this Committee, he or she shall receive notice of and attend by invitation of this Committee, as a non-voting observer, each meeting of this Committee and receive the materials for each such meeting. In addition, this Committee shall meet with the Risk Committee at least two times annually to discuss topics relevant to both Committees.

All non-management directors who are not members of the Committee have a standing invitation to attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any director, member of management and of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing and discussing the Bank’s annual and interim financial statements and management’s discussion and analysis, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank. Such review of the financial reports of the Bank shall include, where appropriate but at least annually, discussion with management and the shareholders’ auditor of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

The Committee shall review earnings news releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank, including:

•	working with management, the shareholders’ auditor and the internal audit department to review the integrity of the Bank’s financial reporting processes;

•	reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and other disclosure documents as required;

•	considering the key accounting policies of the Bank and reviewing in appropriate detail the basis for significant estimates and judgments, including but not limited to actuarial reserves, allowances for loan losses and other valuation allowances and discussing such matters with management and/or the shareholders’ auditor;

•	keeping abreast of trends and best practices in financial reporting, including considering, as they arise, topical issues such as the use of variable interest entities and special purpose vehicles, and their application to the Bank;

•	reviewing with management and the shareholders’ auditor significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

•	considering and approving, if appropriate, major changes to the Bank’s accounting and financial reporting policies as suggested by management, the shareholders’ auditor, or the internal audit department;

•	establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditor and the internal audit department regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information; and

•	reviewing tax and tax planning matters that are material to the financial statements.

The Audit Committee’s Role in the Financial Reporting Process

The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the review by the shareholders’ auditor. It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank’s financial statements are complete, accurate and in accordance with International Financial Reporting Standards.

Internal Controls

The Committee shall be responsible for overseeing the establishment of the internal control framework and monitoring its effectiveness, including:

•	reviewing management’s reports related to the establishment and maintenance of an adequate and effective internal control system and processes (including controls related to the prevention, identification and detection of fraud) that are designed to provide assurance in areas, including reporting (financial, operational, risk), efficiency and effectiveness of operations and safeguarding assets, monitoring compliance with laws, regulations and guidance, and internal policies, including compliance with section 404 of the U.S. Sarbanes-Oxley Act and similar rules of the Canadian Securities Administrators;

•	meeting with management, the Chief Auditor and the shareholders’ auditor to assess the adequacy and effectiveness of the Bank’s internal controls, including controls related to the prevention, identification and detection of fraud;

•	overseeing that there are adequate governance structures and control processes for all financial instruments that are measured at fair value for financial reporting purposes;

•	receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and

•	reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank, including reviewing and approving the mandates of the internal audit division and the Chief Auditor at least annually. The Committee shall satisfy itself that the internal audit division is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

•	review and approve the annual audit plan, including the risk assessment methodology, and any significant changes thereto and satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities and significant risks over a measurable cycle;

•	review and approve the annual financial budget and resource plan and review periodic updates;

•	confirm the appointment and dismissal of the Chief Auditor;

•	at least annually assess the effectiveness and operational adequacy of the internal audit division;

•	review the results of the independent quality assurance review report on the internal audit division conducted on a five-year cycle;

•	annually convey its view of the performance of the Chief Auditor to the Chief Executive Officer as input into the compensation approval process;

•	review and discuss regular reports prepared by the Chief Auditor and other information provided to fulfill its oversight responsibilities, including all information outlined in regulatory guidance, together with management's response and follow-up on outstanding issues, as necessary, including proactive consideration of whether deficiencies in one area may be present in other areas;

•	provide a forum for the Chief Auditor to have unfettered access to the Committee to raise any internal audit issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditor and/or regulators and;

•	review reports of deficiencies identified by supervisory authorities related to the internal audit function, including information to demonstrate progress of necessary correction action and remediation, by management, within an appropriate time frame.

Oversight of Shareholders’ Auditor

The Committee shall review and evaluate the performance, qualifications, skills, resources (amount and type) and independence of the shareholders’ auditor, including the lead partners, and annually recommend to the Board for recommendation to the shareholders the appointment of the shareholders’ auditor. The Committee shall be responsible for approving the auditor’s remuneration. The Committee shall also make recommendations to the Board for approval regarding, if appropriate, termination of the shareholders’ auditor. The shareholders’ auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank. In addition, the Committee shall:

•	review and approve the annual audit plans and engagement letters of the shareholders’ auditor and satisfy itself that the plans are appropriate, risk-based and address all the relevant activities over a measurable cycle;

•	review the shareholders’ auditor’s processes for assuring the quality of their audit services, including any matters that may affect the audit firm’s ability to serve as shareholders’ auditor;

•	discuss those matters that are required to be communicated by the shareholders’ auditor to the Committee in accordance with the standards established by the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board and the requirements of the Bank’s regulators, including its primary regulator OSFI, as such matters are applicable to the Bank from time to time;

•	review with the shareholders’ auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management’s responses;

•	review with the shareholders’ auditor concerns, if any, about the quality, not just acceptability, of the Bank's accounting principles as applied in its financial reporting; and

•	provide a forum for management and the internal and/or shareholders’ auditor to raise issues regarding their relationship and interaction. To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditor.

Independence of Shareholders’ Auditor

The Committee shall monitor and assess the independence of the shareholders’ auditor through various mechanisms, including:

•	reviewing and approving (or recommending to the Board for approval) the audit engagement terms and fees and other legally permissible services to be performed by the shareholders’ auditor for the Bank, with such approval to be given either specifically or pursuant to pre-approval procedures adopted by the Committee;

•	receiving from the shareholders’ auditor, on a periodic basis, a formal written statement delineating all relationships between the shareholders’ auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;

•	reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders’ auditor, any relationships or services between the shareholders’ auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditor;

•	reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders’ auditor as required by applicable laws; and

•	reviewing, approving and monitoring other policies and procedures put in place to facilitate auditor independence, such as the rotation of members of the audit engagement team, as applicable.

Finance Department

The Committee shall oversee the Finance Department of the Bank, including:

•	reviewing and approving the mandate of the Finance Department and the mandate of the Chief Financial Officer at least annually;

•	reviewing and approving, at least annually, the Finance Department budget and resource plan, including receiving reports from management on resource adequacy;

•	annually assessing the effectiveness of the Finance Department;

•	review the results of a third-party independent review of Finance Department effectiveness conducted on a five-year cycle;

•	annually conveying its view of the performance of the Chief Financial Officer to the Chief Executive Officer as input into the compensation approval process;

•	confirming the appointment and dismissal of the Chief Financial Officer; and

•	providing a forum for the Chief Financial Officer to have unfettered access to the Committee to raise any financial reporting issues or issues with respect to the relationship and interaction among the Finance Department, management, the shareholders’ auditor and/or regulators.

Conduct Review and Related Party Transactions

The Committee shall be responsible for conduct review and oversight of related party transactions (except the approval of Bank officer related party credit facilities which are reviewed by the Human Resources Committee and the approval of Bank director related party credit facilities which are reviewed by the Risk Committee, as required), including satisfying itself that procedures and practices are established by management as required by the Bank Act (Canada), Trust and Loans Companies Act (Canada), the Insurance Companies Act (Canada), and the International Financial Reporting Standards (specifically, IAS 24 – Related Party Disclosures), relating to conduct review and related party transactions and monitoring compliance with those procedures and their effectiveness from time to time.

Business Conduct and Ethical Behaviour

The Committee shall monitor compliance with policies in respect of ethical personal and business conduct, including the Bank’s Disclosure of Information and Complaint Procedures; Anti-Bribery and Anti-Corruption Policy; and Code of Conduct and Ethics and the conflicts of interest procedures included therein, including approving, where appropriate, any waiver from the Bank’s Code of Conduct and Ethics to be granted for the benefit of any director or executive officer of the Bank.

Compliance

The Committee shall oversee the establishment and maintenance of processes and policies that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•	reviewing with management the Bank’s compliance with applicable regulatory requirements and the legislative compliance management processes;

•	establishing procedures in accordance with regulatory requirements for the receipt, retention and treatment of complaints received by the Bank on accounting, internal accounting controls or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

•	reviewing an annual report from the Chief Risk Officer regarding examinations of the Bank conducted by OSFI, and following up with management on the status of recommendations and suggestions, as appropriate; and

•	reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent they apply to the financial reporting process of the Bank.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, including reviewing and approving its annual plan, including its budget and resources, and any significant changes to the annual plan and/or methodology. The Committee shall satisfy itself that the Compliance Department is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

•	annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer;

•	at least annually assess the effectiveness of the Compliance function;

•	review the results of a third-party independent review of Compliance Department effectiveness conducted on a five-year cycle;

•	confirm the appointment and dismissal of the Chief Compliance Officer;

•	annually convey its view of the performance of the Chief Compliance Officer to the Chief Executive Officer as input into the compensation approval process;

•	regularly review and discuss reports prepared by the Chief Compliance Officer for the Audit Committee and follow-up on any outstanding issues, including proactive consideration of whether deficiencies in one area may be present in other areas; and

•	provide a forum for the Chief Compliance Officer to have unfettered access to the Committee to raise any compliance issues or issues with respect to the relationship and interaction among the Compliance Department, management and/or regulators.

Anti-Money Laundering / Anti-Terrorist Financing

The Committee shall oversee and monitor the establishment, maintenance and ongoing effectiveness of the Anti-Money Laundering / Anti-Terrorist Financing (“AML/ATF”) program that is designed to ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•	reviewing with management the Bank’s compliance with applicable regulatory requirements;

•	reviewing an annual report from the Global Anti-Money Laundering Officer regarding the assessment of the effectiveness of the AML Program, and following up with management on the status of recommendations and suggestions, as appropriate; and

•	reviewing an annual report from the Chief Auditor regarding the results of effectiveness testing of the AML Program, and following up with management on the status of recommendations and suggestions, as appropriate.

Global Anti-Money Laundering Department

The Committee shall oversee the Global Anti-Money Laundering Department of the Bank and the execution of its mandate, and shall satisfy itself that the Global AML Department is sufficiently independent to perform its responsibilities. The oversight and monitoring will be provided in the following manner:

•	review and approve the Global AML Department’s annual plan, including its budget and resources, and any significant changes to the annual plan;

•	consider and approve the AML/ATF program, its design and any significant AML/ATF policies, including the TD Global Sanctions Policy;

•	at least annually assess the effectiveness of the AML/ATF function;

•	review the results of a third-party independent review of AML Department effectiveness conducted on a five-year cycle;

•	annually review and approve the mandate of the Global AML Department and the mandate of the Global Anti-Money Laundering Officer;

•	confirm the appointment and dismissal of the Global Anti-Money Laundering Officer;
•	annually convey its view of the performance of the Global Anti-Money Laundering Officer to the Chief Executive Officer as input into the compensation approval process;

•	regularly review and discuss reports prepared by the Global Anti-Money Laundering Officer for the Audit Committee on the design and operation of the AML/ATF program, the adequacy of resources (people, systems, budget), and any recommendations thereto, and follow-up on any outstanding issues, including proactive consideration of whether deficiencies in one area may be present in other areas; and

•	provide a forum for the Global Anti-Money Laundering Officer to have unfettered access to the Committee to raise any compliance issues or issues with respect to the relationship and interaction among the Global AML Department, management and/or regulators.

General

The Committee shall have the following additional general duties and responsibilities:

•	acting as the audit committee and conduct review committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies, including meeting on an annual basis with the appointed actuaries of the subsidiaries of the Bank that are federally-regulated insurance companies without management present;

•	establishing procedures in accordance with regulatory requirements for confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

•	reviewing with the Bank’s general counsel any legal matter arising from litigation, asserted claims or regulatory noncompliance that could have a material impact on the Bank’s financial condition.

•	performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees and conduct review committees or delegated by the Board;

•	conducting an annual evaluation of the Committee to assess its contribution and effectiveness in fulfilling its mandate;

•	reviewing and assessing the adequacy of this Charter at least annually and submitting this Charter to the Corporate Governance Committee for review and recommendation to the Board for approval upon amendment;

•	maintaining minutes or other records of meetings and activities of the Committee; and

•	reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.

Posted February 2014